                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
[LOGO] KINROSS                                                 Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
--------------------------------------------------------------------------------
                                                                   PRESS RELEASE


                      KINROSS PRODUCTION CONTINUES ON PLAN

JULY 28, 2005, TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today that gold equivalent production for the second quarter 2005 was on plan at 413,597 gold equivalent ounces.

We are still working through our regulatory review of the accounting for the assets acquired in the TVX / Echo Bay merger. As a result Kinross is not in a position to deliver financial statements for the second quarter. Kinross will continue to provide bi-weekly updates on our progress with filing the financial statements until the matter is resolved.

OPERATIONS UPDATE
Gold Equivalent Production

                                          SECOND QUARTER                  YEAR TO DATE
                    % OWNERSHIP           2005           2004             2005           2004
                                  ----------------------------    ----------------------------
Fort Knox                  100%         86,426         79,007          160,379        154,987
Round Mountain              50%        100,745         99,554          196,138        194,538
Porcupine JV                49%         51,474         53,225          104,365        105,092
Kubaka                    98.1%         35,975         39,121           82,136         68,380
Paracatu1                  100%         43,252         22,096           83,861         46,436
La Coipa                    50%         30,352         32,454           64,376         73,003
Crixas                      50%         24,153         23,440           48,345         45,951
Musselwhite                 32%         19,403         19,600           40,947         37,149
New Britannia               50%              -          7,866                -         14,573
Kettle River               100%         19,869         22,362           38,635         47,709
Lupin                      100%              -         19,710                -         24,897
Refugio                     50%          1,948          1,658            4,895          4,389
                                  ----------------------------    ----------------------------
                                       413,597        420,093          824,077        817,104
                                  ============================    ============================

1. OPERATING INFORMATION FOR 2004 REFLECT THE 49% OWNERSHIP INTEREST OF PARACATU. THE REMAINING 51% WAS PURCHASED ON DECEMBER 31, 2004.

The Refugio mine in Chile is now operating at name-plate capacity of 40,000 tonnes per day and this is being placed on the heap leach pads. Gold production from crushed ore on the pads will commence shortly as the leach process proceeds.

At Paracatu, Kinross has completed over 30,000 meters of core drilling, and additional drilling both in the pit and on step out targets will be completed in the second half of this year. Assay results for 60% of the holes completed to date have been returned. We are encouraged by the drill results we are achieving at Paracatu, and have expanded the original budget in order to investigate new targets there.

At Round Mountain, we have completed the drill program to delineate the potential pit expansion. A proposal to expand the pit will be made to the partners at the next joint venture meeting. We will be spending over $13 million on expensed exploration, primarily on developing an underground drill program below the Round Mountain pit.

Cash balances are approximately $58 million and available credit on our revolving facility is approximately $47 million. Total cash costs for the full year 2005 are expected to be in a range of $260 to $270 per ounce. This represents an increase over our previous guidance with the change due primarily to higher than budgeted energy costs and changes in foreign exchange rates, most notably the strength of the Brazilian Real.

CAPITAL EXPENDITURES

To June 30, the status of major capital programs for the company, which are expected to be funded through cash flow from operations, are as follows:

                         YTD JUNE 30,   FORECAST FULL                                DESCRIPTION
                                 2005       YEAR 2005
                       --------------------------------------------------------------------------
Fort Knox                        22.3            45.0                       Phase VI development

Refugio                          21.5            29.5                     Final re-start capital

Porcupine JV                     14.1            22.5              Hoyle Pond Winze, underground
                                                                 development, Pamour development

Paracatu                         10.4            37.0         Ball mill refurbishment, expansion
                                                                                     engineering

Other                            10.2            37.9
                       --------------------------------------------------------------------------

Total                            78.5           171.9
                       --------------------------------------------------------------------------

"This was a solid, business-as-usual quarter for Kinross and we had strong performances from our core operations. Cash costs are under pressure across the industry and we are no exception", said Tye Burt, President and CEO. "Refugio is now on-line and is a welcome contributor going forward."

CONFERENCE CALL DETAILS

Kinross will host a conference call on Friday, July 29, 2005 at 11:00 am EST to discuss the second quarter press release.

To access the call, please dial:
         TORONTO AND INTERNATIONALLY - (416) 640-4127
         TOLL FREE IN NORTH AMERICA - 1-800-814-4857

Replay: (available July 29 - Aug 14, 2005)  Passcode - 21130892#
         TORONTO AND INTERNATIONALLY - (416) 640-1917
         TOLL FREE IN NORTH AMERICA - 1-877-289-8525

The conference call will be available on a listen-only basis and will also be archived at www.kinross.com.

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                  TRACEY M. THOM
VICE PRESIDENT                       DIRECTOR, INVESTOR RELATIONS
INVESTOR RELATIONS                   & COMMUNICATIONS
Tel. (416) 365-7254                  Tel. (416) 365-1362


--------------------------------------------------------------------------------
THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2003, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE CANADIAN SECURITIES REGULATORS, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE NOTED.

TECHNICAL INFORMATION CONTAINED IN THIS PRESS RELEASE HAS BEEN REVIEWED BY ROD COOPER, VICE PRESIDENT, TECHNICAL SERVICES FOR KINROSS, WHO IS A "QUALIFIED PERSON" UNDER NATIONAL INSTRUMENT 43-101.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE OPERATING EFFICIENCY OF CURRENT MINING OPERATIONS. MANAGEMENT USES THIS MEASURE FOR THE SAME PURPOSE AND FOR MONITORING PERFORMANCE OF ITS GOLD MINING OPERATIONS. TOTAL CASH COSTS PER OUNCE IS A STANDARD GOLD MINING INDUSTRY MEASURE THAT WAS DEVELOPED IN CONJUNCTION WITH THE GOLD INSTITUTE IN AN EFFORT TO PROVIDE A LEVEL OF COMPARABILITY AMONG PRECIOUS METALS PRODUCERS. THIS MEASURE DIFFERS FROM EARNINGS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AND SHOULD NOT BE CONSIDERED IN ISOLATION OR A SUBSTITUTE FOR MEASURES OF PERFORMANCE DETERMINED IN ACCORDANCE WITH GAAP. TOTAL CASH COSTS MAY REFLECT ADJUSTMENTS FOR ITEMS THAT ARE RECURRING SUCH AS CHANGE IN INVENTORY AND SITE RESTORATION COST ACCRUALS. A RECONCILIATION OF TOTAL CASH COSTS WITH OPERATING COSTS PER THE CONSOLIDATED FINANCIAL STATEMENTS WILL BE PUBLISHED BY THE COMPANY ONCE ITS DECEMBER 31, 2004 YEAR END FINANCIAL STATEMENTS ARE AVAILABLE.

PRODUCTION SUMMARY TABLE
AS AT: JUNE 30, 2005
                                                                                            KINROSS'       RESERVE AND RESOURCE
                                                           100% BASIS                        SHARE         SUMMARY(1) (K SHARE)
                                        ----------------------------------------------   -------------  --------------------------
                                                 ORE          ORE                          GOLD EQUIV.      PROVEN &     MEASURED
MINE              INTEREST     YEAR            MINED    PROCESSED     GRADE   RECOVERY     PRODUCTION       PROBABLE  & INDICATED
--------------------------------------- ----------------------------------------------   -------------  --------------------------
                                         (000 TONNES) (000 TONNES)    (G/T)        (%)        (OUNCES)   (000 OUNCES) (000 OUNCES)
NORTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
   Fort Knox          100%    2005 YTD         9,711        6,320     0.91      86.8%         160,379
                                  2004        10,927       13,239     0.94      84.2%         338,334          2,858          842
   Round Mountain      50%    2005 YTD        15,605       33,388     0.72      66.0%         196,138
                                  2004        35,820       67,065     0.65      66.0%         387,785          1,475          620
   Porcupine           49%    2005 YTD         2,168        2,168     3.13      93.0%         104,365
                                  2004        13,752        3,995     3.35      91.8%         193,799          1,685        1,668
   Musselwhite         32%    2005 YTD           913          714     5.80      95.4%          40,947
                                  2004         2,340        1,459     5.30      95.8%          76,640            607          152
   Kettle River       100%    2005 YTD           152          152     9.10      87.4%          38,635
                                  2004           318          341     9.80      89.7%          96,789             54            -

SOUTH AMERICA
----------------------------------------------------------------------------------------------------------------------------------
   Paracatu           100%*   2005 YTD         8,199        7,890      0.4      77.0%          83,861
                       49%        2004        17,281       17,342      0.4      76.8%          92,356          8,463           22
   La Coipa            50%    2005 YTD         1,025        3,288      1.0      80.6%          64,376
                                  2004         3,769        6,562      1.1      81.2%         150,887            506          442
   Crixas              50%    2005 YTD           375          375      8.4      95.5%          48,345
                                  2004           746          746      8.2      95.4%          93,540            432          110
   Refugio             50%    2005 YTD         1,260          569                               4,895          1,717          797

Other
----------------------------------------------------------------------------------------------------------------------------------
   Kubaka            98.1%    2005 YTD           325          431      6.1      97.6%          82,136
                                  2004           178          778      5.1      97.2%         123,616            258           12

Other Locations                                                                                                1,356        3,522
----------------------------------------------------------------------------------------------------------------------------------
Totals                        2005 YTD                                                        824,077
                                  2004                                                      1,653,784         19,411        8,187
----------------------------------------------------------------------------------------------------------------------------------

* Kinross increased it's ownership in Paracatu to 100% on December 31, 2004.